The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

August 29, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Disposal of Treasury Stock and Secondary Offering

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 8/31

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Junichi Sayato
Title: General Manager

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on August 29, 2005, by The Sumitomo Trust & Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase our shares: it is a general public announcement of our secondary offering of shares and related information. The said secondary offering is limited to investors in Japan and not intended to solicit any person outside Japan.

August 29, 2005

Company name:	The Sumitomo Trust & Banking Co., Ltd
Location of Head Office:	5-33, Kitahama 4-chome, Chuo-ku, Osaka
Representative:	Yutaka Morita, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Disposal of Treasury Stock and Secondary Offering

The Sumitomo Trust & Banking Co., Ltd. ("Company") held a meeting of its Board of Directors on August 29, 2005, and resolved as follows in connection with the disposal of treasury stock and the secondary offering of its shares.

1. Disposal of Treasury Stock (offering by way of underwriting)

(1) Number of shares to be disposed:
4,000,000 shares of common stock of the Company ("Shares")

(2) Disposal Price:
The "Disposal Price" will be determined on "The Offer Price Determination Day," described in "(3) Disposal method" below, in accordance with the method stipulated in Regulation No. 14, Article 7-2 of the Fair Business Practices Regulations established by the Japan Securities Dealers Association (JSDA).

(3) Disposal method
Daiwa Securities SMBC Co. Ltd., Nomura Securities Co., Ltd., Nikko Citigroup Limited, Okasan Securities Co., Ltd., Shinko Securities Co., Ltd. and Retela Crea Securities co., Ltd. will underwrite all the shares. The offer price ("Offer Price") will be based on the closing price of the stock (when

there is no closing price on that day, the last closing price will be used) on the Tokyo Stock Exchange on a date between September 7 (Wednesday), and September 9 (Friday) ("Offer Price Determination Date") with consideration of general demand for the stock. The "Offer Price" will be determined multiplied by 0.90-1.00 (omitting fractions of less than ¥1), in accordance with the method stipulated in Regulation No. 14, Article 7-2 of the Fair Business Practices Regulations established by JSDA. Consideration for the underwriting of this offering will be an amount equal to the total "Offer Price" less an amount to be paid by the underwriters to the Company ("Disposal Price").

(4) Application period:

The application period is expected to begin on the business day immediately following the "Offer Price Determination Date" and to end on the third business day following the "Offer Price Determination Date." The definite application period will be determined on the Offer Determination Date.

(5) Payment day:

The payment date is expected to be the sixth business day following the "Offer Price Determination Date."

(6) Delivery date:

The delivery date is expected to be the seventh business day following the "Offer Price Determination Date."

(7) Application money:

Same as the offer price per share

(8) Unit of offering:

1,000 shares

(9) The Company's President will be authorized to take any actions for which the Company's decision becomes necessary in connection with this disposal including the "Disposal Price" and "Offer Price."

(10) The Company filed a Securities Registration Notice on August 29, 2005, in connection with this offering pursuant to the Securities and Exchange Law of Japan.

2. Secondary Offering of Shares (offering by way of underwriting)

(1) Number of shares to be offered:

29,000,000 shares of common stock of the Company ("Shares")

(2) Offer Price:

In determining the "Offer Price" of the shares, consideration will be given to general demand for the stock, and the price will be based on the closing price of the stock on the Tokyo Stock Exchange (when there is no closing price that day, the last closing price will be used) on the "Offer Price Determination Date" multiplied by 0.90-1.00 (omitting fractions of less than ¥1), in accordance with the method stipulated No. 14, Article 7-2 of the Fair Business Practices Regulations established by JSDA. The "Offer Price" will be the same as described in "1. Disposal of Treasury Stock (offering by way of underwriting), (3) Disposal method."

(3) Selling shareholders:

Sumitomo Realty & Development Co., Ltd.	10,000,000 shares
Sumitomo Life Insurance Company	5,000,000 shares
Nippon Sheet Glass Co., Ltd.	5,000,000 shares
Sumitomo Chemical Co., Ltd.	3,000,000 shares
Kubota Corporation	2,000,000 shares
The Sumitomo Warehouse Co., Ltd.	2,000,000 shares
Promise Co., Ltd.	2,000,000 shares

(4) Method of secondary offering:

As indicated in the disposal method described in "1. Disposal of Treasury Stock (offering by way of underwriting) (3) Disposal method" above, Daiwa Securities SMBC Co. Ltd., Nomura Securities Co., Ltd., Nikko Citigroup Limited, Okasan Securities Co., Ltd., Shinko Securities Co., Ltd. and Retela Crea Securities co., Ltd. will underwrite all the shares. Consideration for the underwriting in this offering will be an amount equal to the total "Offer Price" less the underwriting price (same as the "Disposal Price" described in "1. Disposal of Treasury Stock (offering by way of underwriting) (2) Disposal Price" above), which is an amount to be paid by the underwriters to the selling shareholder.

(5) Application period:

The application period will be the same as that for "1. Disposal of Treasury Stock (offering by way of underwriting) (4) Application period" above.

(6) Delivery date:

The delivery date will be the same as that for "1. Disposal of Treasury Stock (offering by way of underwriting) (6) Delivery date" above.

(7) Application money:

Same as the "Offer Price" per share.

(8) Unit of offering:

1,000 shares.

(9) The Company's President will be authorized to take any actions for which the Company's decision becomes necessary in connection with this offering including the "Offer Price."

(10) The Company filed a Securities Registration Notice on August 29, 2005, in connection with this offering pursuant to the Securities and Exchange Law of Japan.

3. Secondary Offering of Shares (offering by way of over-allotment). (See Note 2 below)

(1) Number of shares to be offered:

3,000,000 shares of common stock of the Company ("Shares").

The number of shares mentioned above is the maximum number of shares to be sold. The number of shares to be sold will be determined on the "Offer Price" Determination Date, taking into account market demand for "1. Disposal of Treasury Stock (offering by way of underwriting) and 2. Secondary Offering of Shares (offering by way of underwriting)" above. Therefore, the number of shares to be sold may decrease or the entire over-allotment offering may be cancelled depending on demand.

(2) Offer Price:

Undetermined (The offer price will be determined on the "Offer Price" Determination Date. Same as the "Offer Price" described in "1. Disposal of Treasury Stock (offering by way of underwriting) (3) Disposal method" above)

(3) Selling shareholder:

Daiwa Securities SMBC Co. Ltd. 3,000,000 shares

(4) Method of secondary offering:

Taking into account market demand for "1. Disposal of Treasury Stock (offering by way of underwriting) and 2. Secondary Offering of Shares (offering by way of underwriting)" above, Daiwa Securities SMBC Co. Ltd. will additionally offer the shares to be borrowed from the shareholder.

(5) Application period:

The application period will be the same as that for "1. Disposal of Treasury Stock (offering by way of underwriting) (4) Application period" above.

(6) Delivery date:

The delivery date will be the same as that for "1. Disposal of Treasury Stock (offering by way of underwriting) (6) Delivery date" above.

(7) Application money:

The application money will be the same as that for "1. Disposal of Treasury Stock (offering by way of underwriting) (7) Application money" above.

(8) Unit of offering:

1,000 shares

(9) The Company's President will be authorized to take any actions for which the Company's decision becomes necessary in connection with this offering including the "Offer Price."

(10) The Company filed a Securities Notice on August 29, 2005, in connection with this offering pursuant to the Securities and Exchange Law of Japan.

[Notes]

Note 1. Purpose of the Offerings

The purpose of the above offerings is to restructure the composition of the Company's shareholders and provide an opportunity to increase the number of individual shareholders of the Company.

Note 2. The Secondary Offering by way of over-allotment

The Secondary Offering through over-allotment to be made by Daiwa Securities SMBC Co. Ltd. along with, and taking into account market demand for, the offering by way of underwriting as set out in "1. Disposal of Treasury Stock (offering by way of underwriting) and 2. Secondary Offering

of Shares (offering by way of underwriting)" above, with respect to up to 3,000,000 shares that are planned to be borrowed by Daiwa Securities SMBC Co. Ltd. from the shareholder of the Company. Therefore, the number of shares indicated in the Secondary Offering through over-allotment is the maximum number of shares to be sold and this may decrease or the entire over-allotment offering may be cancelled depending on demand.

Relating to the above, Daiwa Securities SMBC Co. Ltd. will have an option to purchase additional common stock of the Company from the shareholders up to the number of shares to be sold in the offering by way of over-allotment (the "Greenshoe Option"). Such option would be effective between the day immediately following the last day of the application period for the offerings by way of underwriting and over-allotment and September 21, 2005 (Wednesday).

Daiwa Securities SMBC Co. Ltd. may conduct stabilizing transactions with regard to the common stock of the Company during the application period for the offering by way of underwriting and the offering by way of over-allotment. Shares purchased through such stabilizing transactions may be used to return borrowed shares.

Daiwa Securities SMBC Co. Ltd. may also purchase common stock of the Company ("Syndicate Cover Transaction") on the Tokyo Stock Exchange, Inc., up to the number of shares to be sold in the offering by way of over-allotment. Such purchase would be made between the day immediately following the last day of the application period for the offerings by way of underwriting and over-allotment and September 21, 2005 (Wednesday). Shares purchased through the Syndicate Cover Transaction will be used to return borrowed shares.

If the shares Daiwa Securities SMBC Co. Ltd. obtains through the two transactions described above are not sufficient to return all the borrowed shares, Daiwa Securities SMBC Co. Ltd. will exercise the Greenshoe Option for the number of shares to be sold in the offering by way of over-allotment less the shares obtained through the two transactions.

Note 3. Change in Total Number of Treasury Stock

Current total number of treasury stock (as of July 31, 2005):	6,041,358shares
Number of treasury stock to be offered:	4,000,000shares
Number of treasury stock after this offering:	2,041,358shares

Note 4. Use of Proceeds raised by the Disposal of the Treasury Stock

Approximately 2,778,000,000 yen raised by the disposal of the treasury stock is expected to be used for general corporate purposes.

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654